January 6, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Larry Spirgel, Kate Beukenkamp, Celeste M. Murphy, Sharon Virga and Terry French

Re:                             Blue Calypso, Inc.
Amendment No. 1 to Registration Statement on Form S-1

Filed December 22, 2011

File No. 333-177828

Ladies and Gentlemen:

On behalf of Blue Calypso, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 2 to Form S-1 (“Amendment No. 2”), marked to show changes to Amendment No. 1, filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2011, to the Registration Statement on Form S-1 of the Company (File No. 333-177828), filed with the Commission on November 8, 2011 (the “Registration Statement”).  Reference is made to the letter dated January 3, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Commission (the “Staff”) regarding the Registration Statement. We have reviewed the Comment Letter with the Company and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Risk Factors, page 4

Our business method relies heavily on circulating endorsements..., page 8

1.                                      We note your amendment and response to comment 2 from our letter dated December 5, 2011. Please expand your disclosure on page 8 to include the “several steps” you are taking to ensure that your endorsers add appropriate language to indicate in social media posts that compensation is being provided to the endorsers, including by listing the phrase “paid” or “ad” or other appropriate language in advertisements that your endorsers circulate on social media. Disclose the steps and requirements you advise the endorsers need to comply with and state your policy regarding termination of accounts with endorsers for noncompliance with the Guides.  On a supplemental basis, please provide us with screen shots of content listing the phrase “paid,” or “ad” in compliance with the Guides.

Haynes and Boone, LLP

Attorneys and Counselors

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Phone: 212.659.7300

Fax: 212.918.8989

Response:

The Company has made the requested change on page 8 of Amendment No. 2.  We have provided supplemental copies of screen shots of content listing the phrase “paid,” or “ad” in compliance with the Guides.

Consolidated Financial Statements — Table of Contents, page F-1

2.                                      Please mark your Consolidated Balance Sheet as of September 30, 2011 as “Unaudited.”

Response:

The Company has made the requested change on page F-1 of Amendment No. 2.

Consolidated Financial Statements — September 30, 2011

Notes Payable, page F-26

3.                                      Please tell us in detail and disclose in your next filing your financial reporting for the September 1, 2011 issuance of convertible promissory notes and warrants to purchase your stock for $0.10.

Response:

The Company has made the requested change on page F-26 of Amendment No. 2.  As disclosed in Amendment No. 2, the fair value of our common stock on the convertible debt issuance date was $0.0679 per share. The exercise price of the warrants is $0.10 per share, and the warrants were deemed to have no intrinsic value. The convertible notes are short term with no interest, therefore no discount was recorded or allocation made to equity for the fair value of the warrants. The entire $1,500,000 convertible debt balance will be re-classed to equity in the fourth quarter of 2011 due to the October 17, 2011 conversion of the $1,500,000 debt into shares of Series A Convertible Preferred Stock.

Stockholders’ Equity (Deficit) Stock

Options, page F-27

4.                                      Please revise to disclose for each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value, if any, per option. Please discuss in detail the differences between the trading price of your stock and the exercise price for each grant.

Response:

The Company has made the requested change on page F-27 of Amendment No. 2.

Restricted Stock, page F-28

5.                                      Please revise to disclose for each grant date, the number of restricted shares granted, the fair value of your common stock, and the intrinsic value, if any, per share. Please discuss in detail the differences between the trading price of your stock and the compensation value recognized and deferred at the date of grant.

Response:

The Company has made the requested change on page F-28 of Amendment No. 2.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:                                 Andrew Levi, Blue Calypso, Inc.